Exhibit 99.1

PowerBank Announces 5 MW AC Distributed Solar and Battery Energy Storage System Project in New York

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated February 17, 2026 to its short form base shelf prospectus dated May 7, 2025.

Toronto, Ontario, April 13, 2026 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”), a leader in North American energy infrastructure development and asset ownership, is pleased to announce that it has executed a lease agreement on a 5 MW AC hybrid solar plus battery energy storage project known as the NY-Conklin Hill Rd project (the “Project”), in upstate New York. The Project is expected to be eligible for incentives under the New York State Energy Research and Development Authority (“NYSERDA”) NY-Sun Program and the Retail Storage Incentive Program.

The rapid growth of wind and solar power and the rising demand for electricity from data centers are making batteries a necessity. They store surplus renewable energy for when it’s not windy or sunny, and maintain a balance between energy supply and demand. There has been a 90 percent drop in the cost of batteries over the last 15 years as new factories have come on line, resulting in significant growth in this sector globally.

The Company is in the process of initiating the preliminary screening analysis as part of the interconnection process. Assuming receipt of interconnection approval, the Company will work to complete the permitting process and secure the necessary financing for the construction of the Project.

Once completed, the Project will likely be operated as a hybrid community solar plus energy storage project. Community solar is a solar project with access to the local electricity grid. Once the project is connected and generating electricity, energy from the site feeds into the local power grid. Depending on the size and number of panels the project has, dozens or even hundreds of renters and homeowners can save money from the electricity that is generated by the project. By subscribing to a project, an electricity customer can earn credits on their electric bill every month from their portion of the solar that’s generated by the project, accessing the benefits of solar and energy storage without installing any equipment at their location. This allows electricity customers to realize a reduced cost per kilowatt-hour from the power they consume versus standard utility rates.

PowerBank’s proven expertise, with over 100 MW of completed projects and a development pipeline exceeding 1 GW, underpins the project’s execution. Strategic partnerships and institutional-grade development capabilities position PowerBank to deliver reliable, high-impact renewable energy solutions.

The Project advances New York’s path to 10 GW of distributed solar and 6GW of energy storage by 2030. The State leads the United States in community solar capacity, having achieved the New York State Climate Act 6 GW solar goal in the fall of 2024.

There are several risks associated with the development of the Project. The development of any project is subject to receipt of a community solar contract, receipt of interconnection approval, receipt of required permits, the availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future Project no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the Project and statements made in this press release.

Transaction Update

PowerBank previously announced the sale of its Gainesville, Highway 28, Hardie and Rice Road solar power projects (the “Projects”) to a third party (the “Owner”) (see press release here), which included PowerBank’s continued engagement to construct the Projects through to commercial operation under EPC agreements. The development and construction of the Projects was subject to the receipt of required permits. As the Gainesville and Highway 28 projects have not at this time received the required permits, the Owner has provided noticed to PowerBank to resell the Gainesville and Highway 28 projects back to PowerBank (the “Sell-Back Notice”). As a result of the Sell-Back Notice, the transactions for those two projects has been terminated and any funds advanced to PowerBank will be returned to the Owner. PowerBank remains confident in the underlying value of both assets. PowerBank will evaluate its strategic options for the Gainesville and Highway 28 projects, which may include developing them as owned independent power producer (IPP) assets or pursuing a sale to another third-party buyer. The Hardie and Rice Road projects are already under construction and are not affected by the Sell-Back Notice — with racking installation complete at Rice Road — and both are on track for module delivery in the second half of 2026 and commercial operation in Q1 2027 following spring remobilization. As of the original transaction date, the Hardie project and Rice Rd project had a combined total project value of US$22.88 million to PowerBank.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the solar power project mentioned in this press release; the number of homes expected to be powered; the expected savings for local residents; the receipt of interconnection approval, permits and financing to be able to construct the Project; the receipt of incentives for the Project; expectations regarding the Gainesville and Highway 28 projects; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559

Source: PowerBank Corporation